

December 3, 2013

Via Facsimile
Bernard Briskin
President and Chief Executive Officer
Arden Group, Inc.
2020 South Central Avenue
Compton, California 90220

> **Re:** **Arden Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 11, 2013**
> **Form 10-Q for Fiscal Period Ended September 28, 2013**
> **Filed November 7, 2013**
> **File No. 000-09904**

Dear Mr. Briskin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2013

Consolidated Financial Statements, page 30

General

1. We note that you sell a wide variety of products including dry groceries, produce, meat, seafood, bakery goods, deli products, sushi, and have service departments that sell prepared foods such as pizza, coffee and other hot and cold foods. You also sell non-food items such as health and beauty aids and vitamins. Please revise the footnotes to your financial statements to disclose revenues from external customers for each product

or service or each group of similar products and services. Please refer to ASC 280-10-50-40.

Note 11. Retirement Plans, page 50

2. Please tell us and disclose how you determined the amount of the liability and expense recognized for your obligation for Mr. Briskin's retirement benefits. Refer to ASC 715.

Form 10-Q for the Fiscal Period Ended September 28, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Overview, page 10

3. We note your disclosure at the bottom of page 12 concerning the recently adopted CIC plan. Please tell us how you considered quantifying the aggregate amount of "retention and/or severance benefits" that your employees are eligible to receive upon or after a change in control. In this regard, it appears that this might be a material contingency for your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief